Exhibit 99.3

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr Reddy’s listed on Dow Jones Sustainability Indices 2016

Hyderabad, India, September 13, 2016: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) has been listed as an Index component of the Dow Jones Sustainability Indices (DJSI) 2016 in the Pharmaceuticals, Biotechnology & Life Sciences Industry Group. The Company has been recognized for its corporate sustainability leadership and is the only pharmaceutical company on the Index of Emerging Markets.

The listing was based on 22 criterion, with Dr. Reddy’s receiving high scores for Product Quality and Recall Management, Codes of Business Conduct, Environmental Reporting, Corporate Citizenship and Philanthropy.

G V Prasad, Co-Chairman and CEO, Dr. Reddy’s Laboratories said, ‘’Over the years, Dr. Reddy’s has evolved into a global organization built on the foundation of responsible business practices. This has earned us the trust and respect of all the stakeholders we serve. I see our inclusion in the Dow Jones Sustainability Indices as another validation of our commitment to sustainability in all aspects of our business.’’

The Dow Jones Sustainability Indices is the foremost global benchmark for corporate sustainability. DJSI tracks leading sustainability-driven companies based on the analysis of financially relevant environmental, social and governance factors.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.